

September 17, 2013

Via E-mail
M. Chad Crow
Senior Vice President – Chief Financial Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

      Re: Builders FirstSource, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed March 1, 2013
            File No. 0-51357

Dear Mr. Crow:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 27

1. We note that you serve customers in nine states and you have identified six components of your operations on a geographic basis. To the extent there are trends on a geographical basis that are impacting the line items comprising income (loss) from operations, please expand your discussion and analysis of the impacted line items to provide investors with an understanding of these trends and the impact to your operating results in future filings. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.1. and 501.12.b.3. of the Financial Reporting Codification for guidance.

2. Please expand your discussion and analysis of interest expense in future filings to explain the assumptions that are causing the change in fair value of the outstanding warrants and to provide analysis of how changes in your share price and other assumptions could affect interest expense in the future.

Liquidity and Capital Resources, page 29

3. Please quantify the decrease in accounts receivable days mentioned on page 31 and discuss the underlying reasons.

Critical Accounting Policies and Estimates, page 33
Goodwill, page 34

4. We note that goodwill represents 20% of total assets and far exceeds stockholders' equity as of December 31, 2012. We further note you have recognized losses from operations for all three fiscal years presented. While we appreciate that you have provided investors with the range of cushion between the fair value and carrying value of your five reporting units, investors have not been provided with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. In future filings, please clarify whether the fair values of the reporting units are considered to be substantially in excess of the carrying values. You have noted that one reporting unit has a cushion of $17.8 million and $11 million of goodwill. In future filings, please expand your disclosure for this reporting unit and for any other reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge to provide the following:
    *   Identification of the reporting unit;
    *   A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
    *   A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
    *   A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

8. Long-Term Debt, page 51

5. We note that you have determined that the warrants issued in connection with the term loans meet the definition of liabilities and are required to be marked-to-market at each reporting date. Please expand your disclosures to provide investors with all of the material terms of the warrants and to clarify how these terms resulted in liability classification at fair value. Please provide us with the disclosures you intend to provide in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief